

Mailstop 3233

September 9, 2016

Via Email
Mr. Thomas E. O'Hern
Senior Executive Vice President, Treasurer
and Chief Financial and Accounting Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

>   **Re: The Macerich Company**
>   **Form 10-K for the year ended December 31, 2015**
>   **Filed February 23, 2016**
>   **File No. 001-12504**
>   **Form 10-Q for the quarterly period ended March 31, 2016**
>   **Filed May 6, 2016**
>   **File No. 001-12504**

Dear Mr. O'Hern:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert F. Telewicz, Jr.

                            Robert F. Telewicz, Jr.
                            Accounting Branch Chief
                            Office of Real Estate and
                            Commodities